SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period March 17, 2007 to March 20, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release providing an update on Canadian and U.S. tax.

2.	Press Release announcing cash distribution for April 15, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 20, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST
PROVIDES AN UPDATE ON CANADIAN AND U.S. TAX
(Calgary March 20, 2007) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today is pleased to provide an update on 2006 tax information.
Canadian 2006 Tax Information:
Pengrowth reports that distributions paid in Canada during the 2006 calendar year were 80 percent taxable and 20 percent tax deferred. Canadian beneficial unitholders who received distributions in 2006 outside an RRSP, RRIF or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada. The deadline for issuance of T3 Supplementary slips is March 31, 2007. A copy of the 2006 Canadian Tax Letter can be obtained at www.pengrowth.com.
Canadian 2006 Tax Information for Esprit Energy Trust:
Pengrowth reports that distributions paid by Esprit Energy Trust in Canada from February through to October 2006 were approximately 80 percent taxable and 20 percent tax deferred. Canadian beneficial unitholders who received distributions in 2006 outside an RRSP, RRIF or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada. The deadline for issuance of T3 Supplementary slips is March 31, 2007. A copy of the 2006 Canadian Tax Letter can be obtained at www.pengrowth.com.
U.S. 2006 Tax Information:
Pengrowth advises that a U.S. tax information package, which includes a Substitute Schedule K-1 form, were mailed to U.S. beneficial unitholders who owned Pengrowth units during 2006 on or about March 6, 2007.
U.S. unitholders may also visit the website https://www.taxpackagesupport.com/pengrowth to view a copy of the 2006 tax schedule, print the tax package including instructions, automatically transfer amounts from Schedule K-1 to IRS forms filed by individuals and download a file of Schedule K-1 information that can also be imported into Turbo Tax software.
All U.S. K-1 enquiries should be directed to Pengrowth’s K-1 toll free hotline at 1-877-527-6387.

U.S. 2006 Tax Information for Esprit Energy Trust:
Pengrowth reports that distributions paid by Esprit Energy Trust during the 2006 calendar year were 100 percent taxable with no tax deferred portion. Pengrowth believes that Esprit Energy Trust should be treated as a qualified corporation for U.S. tax purposes. As such, dividend distributions should be considered “Qualifying Dividends” subject to tax at a reduced rate in the U.S.
U.S. beneficial unitholders who received distributions in 2006 outside a qualified retirement plan should receive a Form 1099-DIV from their broker. U.S. registered unitholders will receive a Form 1099-DIV from Computershare Trust Company of Canada. A copy of the 2006 U.S. Tax Letter can be obtained at www.pengrowth.com.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

2

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR APRIL 15, 2007
(Calgary, March 20, 2007) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its April 15, 2007 cash distribution will be Cdn $0.25 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is March 28, 2007. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of March 30, 2007.
The distribution of Cdn $0.25 per trust unit is equivalent to approximately U.S. $0.21 per trust unit using a U.S./Canadian dollar exchange ratio of 1.1751. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of February 2007. Cash distributions paid over the past 12 months now total Cdn $3.00 per trust unit or approximately U.S. $2.62 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051